Exhibit 99.4

ORRICK, HERRINGTON & SUTCLIFFE LLP
51 WEST 52ND STREET
NEW YORK, NEW YORK 10019-6142

December 10, 2014
Credit Suisse
11 Madison Avenue
New York, New York 10010

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of pricing supplement no. U1138, U1139, U1140 and U1141 dated December 5, 2014 relating to Trigger Phoenix Autocallable Optimization Securities Linked to the Class B Common Stock of CBS Corporation due on December 11, 2019, Linked to the Common Stock of Kansas City Southern due on December 11, 2019, Linked to the Common Stock of Juniper Networks, Inc. due on December 11, 2019 and Linked to the Common Stock of Verizon Communications Inc. due on December 11, 2019 (the “Pricing Supplement”), to the product supplement dated March 23, 2012 relating to Callable Yield Notes Linked to the Performance of One or More Indices, Exchange-Traded Funds, Equity Securities, Exchange Rates, Commodities, Commodity Futures Contracts or a Basket (the “Product Supplement”), to the prospectus supplement dated March 23, 2012 (the “Prospectus Supplement”) for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated March 23, 2012 (the “Prospectus”) contained in the Company’s Registration Statement (No. 333-180300-03) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material United States Federal Income Tax Considerations” in the Product Supplement and “What Are the Tax Consequences of the Securities?” in the Pricing Supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to the Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the headings “Material United States Federal Income Tax Considerations” in the Product Supplement and “What Are the Tax Consequences of the Securities?” in the Pricing Supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,
/s/ Orrick, Herrington & Sutcliffe LLP